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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Dawson-Samberg Capital Management, Inc.
    354 Pequot Avenue
    Southport, CT  06490

2.  Date of Event Requiring Statement (Month/Day/Year)

    4/18/97

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Sanctuary Woods Multimedia Corporation
    SWMC

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other
    (specify below) (1)

6.  If Amendment, Date of Original (Month/Day/Year)

    4/25/97

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)


   Common Shares-       416,668(2)



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     No Par Value




















































                                2



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


                                            NOT APPLICABLE

Explanation of Responses:

(1) The reporting person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in its clients' accounts. An employee of the reporting person is a member of the board of directors of the issuer. The reporting person disclaims any obligation to file this report, and this report shall not be deemed an admission that the reporting person is subject to Section 16 with respect either to the issuer or such securities.

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Rule 16a-1(a)(1) or
      (a)(2) or for any other purpose.


SIGNATURE OF REPORTING PERSON

Dawson-Samberg Capital Management, Inc.

By:   /s/ Kevin E. O'Brien
      ___________________________
          Kevin E. O'Brien


DATE

December 10, 1997


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